April 27, 2009

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	The Lubrizol Corporation

Form 10-K for the fiscal year ended December 31, 2008

File No. 1-5263

Dear Mr. Hartz:

This letter sets forth the response of The Lubrizol Corporation (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filing. These comments were transmitted to the Company by letter dated March 31, 2009. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter. In addition, for ease of reference, we have repeated the Staff’s comment in bold text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

As requested in your letter, we have provided additional disclosures when necessary in this response and all revisions will be included in our future filings, as applicable.

Critical Accounting Policies

Accounting for Impairment of Goodwill and Intangible Assets, page 48

2.	After performing your annual goodwill impairment test as of October 1, 2008, you determined that $363.0 million of goodwill associated with your performance coatings, Estane, and TempRite reporting units was impaired. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in section 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”

In your response to comment 3 of your letter dated January 14, 2009, you also acknowledged the importance of providing investors with timely information regarding any likely impairment charges. However, it does not appear that the disclosures related to the Advanced Materials segment in prior filings, including in your Form 10-Q for the period ended September 30, 2008, indicated that there were uncertainties associated with the recoverability of your goodwill, that there was the potential for future material impairment charges, or that these particular product lines were underperforming. We specifically note the disclosures provided on pages 21 and 34 of this Form 10-Q. Though there were disclosures regarding the business improvement initiatives taken related to the performance coatings product line, it was not apparent the extent to which this product line was underperforming or that there were potential concerns with the Estane and TempRite product lines. It appears that the first indication of the material impairment charge was not made until the Form 8-K filed on January 16, 2009.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded. Please tell us supplementally and also provide detailed disclosures regarding what consideration you gave as to whether other long-lived assets, including property and equipment and intangible assets, related to these same product lines may also be impaired pursuant to SFAS 144. For any assets which were tested for impairment, we encourage you to provide qualitative and quantitative descriptions of the material assumptions used to determine fair value in your impairment analyses and a sensitivity analysis of those assumptions used based upon reasonably likely changes.

Response:

In the first and second paragraphs above, you refer to the adequacy of the disclosures within our Form 10-Q for the period ended September 30, 2008, as required by Item 303 of Regulation S-K in regards to known material events or uncertainties, in light of the goodwill impairment charges recorded in the fourth quarter of 2008. During the course of the fourth quarter of 2008, the global economy was increasingly and severely affected by the dramatic deterioration in the credit markets and its impact on global demand. We filed our Form 10-Q for the quarter ended September 30, 2008 on November 7, 2008 with the best information and disclosure available at that time, believing that our business plans continued to support the recoverability of our recorded assets. As late as our October 30 earnings release and teleconference, our view of the business continued to be positive, as evidenced by the reaffirmation of our full year earnings guidance provided on July 31. Our businesses did not begin to experience the full extent of the global economic crisis until later in the fourth quarter of 2008 and continuing into the first quarter of 2009. As the business and credit market conditions steadily worsened throughout the latter part of the fourth quarter of 2008 and early part of the first quarter of 2009, we made multiple revisions to our 2009 internal business plan. We factored the poor economic conditions into our fourth quarter 2008 goodwill impairment analysis to determine the goodwill impairment charge required in the fourth quarter of 2008. However, as noted earlier, at the time we completed the third quarter Form 10-Q we were not yet aware of the full impact that the unfolding financial crisis would have on our businesses. As soon as we had sufficient information to make a reasonable estimate of an impairment charge, and recognizing that such information could be deemed to be material by investors, we made the disclosure.

We continue to acknowledge the importance of providing investors with timely information regarding any likely impairment charges in our management discussion and analysis. For example, in light of the Staff’s previous comments we provided a disclosure on the sensitivity of our goodwill to future impairment charges on page 47 of our 2008 Form 10-K. We will continue to make such disclosures when we believe a material event or uncertainty is reasonably likely to impact our future operating results.

In the third paragraph above you requested information regarding our consideration as to whether other long-lived assets may be impaired. In accordance with SFAS 144, and as disclosed within our critical accounting policies, we review the carrying value of our long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We reviewed our long-lived assets for indicators of impairment in light of the deteriorating economic conditions occurring within our business in the fourth quarter of 2008 and the impairment of goodwill within our performance coatings, Estane, and TempRite reporting units in the fourth quarter of 2008. As disclosed within our filing, we recognized a long-lived asset impairment within our performance coatings reporting unit during the fourth quarter of 2008 due to the declining demand in textile applications identified during this review. We considered whether any other impairments existed at the lowest level of independent, identifiable cash flows within our performance coatings reporting unit, and we determined that no additional impairment charges were required based on the appraised value of long-lived assets. We do not believe the $4.9 million of long-lived asset impairments within our performance coatings reporting unit recorded in the fourth quarter of 2008 necessitates the level of disclosures suggested within the Staff’s comment above. Within our Estane and TempRite reporting units, we also considered whether any long-lived asset impairments existed at the lowest level of independent, identifiable cash flows. As these reporting units are comprised primarily of a single asset group, we started with the undiscounted cash flow estimates used within the first step of our goodwill impairment calculation. We adjusted these cash flow estimates to include only those estimated over the remaining useful life of the primary assets and we adjusted our capital expenditure forecasts to include only those related to routine operating capital and excluded the effect of income taxes. Our undiscounted future cash flows for these reporting units exceeded the carrying values of their assets and liabilities. As disclosed in our filings, the primary cause of the impairment in goodwill within our Estane and TempRite reporting units was a result of the increase in our cost of capital, which does not impact the estimates of future cash flows on a pre-tax, undiscounted basis used to test the recoverability of a long-lived asset. Based on these procedures, we were satisfied that our other long-lived assets were not impaired within our Estane and TempRite reporting units.

3.	Given the significance of the goodwill impairment charge to your results of operations, we encourage you to provide detailed disclosures regarding the specific facts and circumstances which led to the impairment. You should also disclose how you determined the amount of the impairment charges, especially the partial impairments of the Estane and TempRite reporting units. You should include a quantitative description of the material assumptions used and how the assumptions used for valuing goodwill in the current year changed since the prior year. You should also highlight the impact of any changes. For example, the partial impairment of the Estane and TempRite reporting units appears to be primarily driven by the increase in your cost of capital and to a lesser extent, a reduction in their near term earnings outlook. You should consider disclosing the actual discount rates used both in the current year and the prior year and explain the impact of this change on the fair value of each of your reporting units. You should also consider disclosing the impact on fair value of your change in the near term earnings outlook.

Response: See the combined responses to comments #3 and #4 below.

4.	We note the sensitivity analysis you provide regarding the fair value of the Estane and TempRite reporting units. You should consider providing a similar sensitivity analysis regarding reasonably likely changes in the discount rates used and whether these changes could lead to additional impairments. You should also consider providing similar disclosures for the remaining reporting units. Given that any further decrease in the fair value of your TempRite reporting unit could indicate the potential for an additional impairment of goodwill, you should consider providing additional disclosures regarding the likelihood that there would be a further decrease in fair value. You should also consider disclosing the carrying value and fair value of each reporting unit especially when the fair value does not materially exceed the carrying value.

Please tell us about your consideration of this and revise future filings to clarify certain disclosures for reporting units and related assets which may be considered vulnerable. In particular:

•	Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units; and

•	Disclose significant assumptions, if applicable

•	Use of an income based or market based approach

•	Cash flows

•	Growth rates

•	Your weighted average cost of capital

•	Risk applications

•	Control Premiums

•	Explain and quantify your relief-from-royalty model for significant intangibles.

Responses to comments #3 and #4:

In preparing the disclosure concerning our critical accounting policy for goodwill and intangible assets, we presented the information we felt was most important to readers of our financial statements. However, in response to the Staff’s comments and suggestions, we have expanded our disclosures below regarding the facts and circumstances that led to the impairment and the quantitative description of the material assumptions used. We will model future disclosures in our filings in a similar fashion. For the Staff’s convenience, we have reprinted below our entire critical accounting policy with our new or revised disclosures in italics:

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. We assign goodwill arising from businesses acquired to the reporting units that are expected to benefit from the synergies of the acquisition. Our reporting units are either at the operating segment level or a component one level below our operating segments that constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. We have determined that our Lubrizol Additives operating segment constitutes a reporting unit, and that our Noveon consumer specialties product line, Estane engineered polymers business, TempRite engineered polymers business and performance coatings product line within our Lubrizol Advanced Materials operating segment constitute separate reporting units. We assign assets and liabilities, including deferred income taxes, to our reporting units if the asset or liability relates to the operations of a reporting unit and is considered in determining the fair value of the reporting unit. Cash and debt obligations are excluded from the carrying value of our reporting units. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected October 1 as the annual evaluation date to test for potential goodwill impairment.

We use a two-step process to test goodwill for impairment as prescribed by SFAS No. 142. In the first step, we use a discounted cash flow analysis to determine the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted average cost of capital. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of after-tax earnings, foreign currency exchange rates, expected capital expenditures and working capital requirements, which are based upon our long-range plan. Our long-range plan is updated each fall as part of our annual planning process and is reviewed and approved by management and our board of directors. A growth rate is used to calculate the terminal value of the reporting unit, and is added to the present value of the forecasted cash flows. The growth rate is the expected rate at which a reporting unit’s cash flow is projected to grow beyond the period covered by the long-range plan. Lastly, we develop a weighted average cost of capital to discount the expected future cash flows. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise, with the weighting of returns based on the capitalization of comparable companies. We corroborate our discounted cash flow analysis by also evaluating a market-based approach that considers earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of recent acquisition transactions in the chemical industry. The sum of the calculated fair values of the reporting units is then reconciled to our total market capitalization, which includes an estimated control premium based on levels being paid currently within our industry. We include a control premium as the quoted market price of a single share of our common stock does not reflect the value that would be derived from owning a controlling interest in our individual reporting units. If the discounted cash flow analysis yields a fair value estimate less than the reporting unit’s carrying value, we would proceed to step two of the impairment test. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. In performing this allocation of fair value to the assets and liabilities of the reporting unit, we obtain appraisals of long-lived assets and identifiable intangible assets from third-party valuation firms to support the fair values allocated. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and, if the carrying amount exceeds the implied fair value, an impairment charge is recorded for the difference. We use the best available information to prepare our cash flow and weighted average cost of capital assumptions; however actual future cash flows or market conditions could differ significantly.

After performing our annual goodwill impairment test as of October 1, 2008, we determined $363.0 million of goodwill associated with our performance coatings, Estane and TempRite reporting units was impaired as the carrying value of goodwill within these reporting units exceeded its fair value. Key assumptions used to determine the fair value of our performance coatings, Estane and TempRite reporting units at October 1, 2008 were the expected after-tax cash flows for the period of 2009 to 2019, a terminal growth rate of 3.0% and a weighted average cost of capital of 10.0%, representing an increase from the weighted average cost of capital of 8.5% used in 2007. The impairment charge reflects the full impairment of the goodwill of the performance coatings reporting unit and is driven mainly by the reporting unit’s weak current performance and updated outlook reflecting current economic conditions. The impairment charge also includes the partial impairment of the goodwill of the Estane reporting unit driven mainly by the increase in our cost of capital in the fourth quarter of 2008. Further, the partial impairment of the goodwill of the TempRite reporting units is driven mainly by the increase in our cost of capital in the fourth quarter of 2008 and to a lesser extent, a reduction in their near-term earnings outlook. The increase in our cost of capital accounted for the entire decline in fair value of our Estane reporting unit and approximately 94% of the decline in fair value of our TempRite reporting unit from the prior year.

The table below presents the impact a change in the following significant assumptions would have had on our impairment charge recognized at October 1, 2008, assuming all other assumptions and factors remained constant:

		Approximate Increase / (Decrease) to Impairment Charge
	Change	Performance Coatings	Estane	TempRite
Weighted average cost of capital	+10%	$—	$34.0	$31.0
Weighted average cost of capital	-10%	—	(45.0)	(42.0)
After-tax cash flows	+10%	—	(26.0)	(24.0)
After-tax cash flows	-10%	—	26.0	24.0

At December 31, 2008, the remaining value of goodwill associated with our Estane, TempRite, Noveon consumer specialties and Lubrizol Additives reporting units totaled $62.8 million, $75.1 million, $461.1 million and $183.1 million, respectively. No goodwill remains within our performance coatings reporting unit at December 31, 2008. A 10% decrease in the fair value of our Estane reporting unit could indicate the potential for an additional impairment of its goodwill. The products within our Estane reporting unit are used within film and sheet for various coating processes, wire and cable insulation, athletic equipment (such as footwear), medical applications, pneumatic tubing and automotive molded parts, and are subject to overall economic conditions. To the extent the weakness in the economy persists longer than expected, or the capital markets deteriorate further, our Estane reporting unit may experience a decline in fair value that could result in an additional impairment. Any further decrease in the fair value of our TempRite reporting unit could indicate the potential for an additional impairment of its goodwill. Our TempRite reporting unit serves customers who produce plastic piping for residential and commercial plumbing, fire sprinkler systems and industrial piping applications, and is thus subject to cyclical demand patterns within these markets. To the extent the weakness in the residential and commercial markets persists longer than expected, or the capital markets deteriorate further, our TempRite reporting unit may experience a decline in fair value that could result in an additional impairment. The fair value of our Noveon consumer specialties and Lubrizol Additives reporting units would have to decline by over 30% and 55%, respectively, to indicate the potential for an impairment of their goodwill.

Other intangible assets resulting from business acquisitions, including customer lists, technology, trademarks, patents, land-use rights, favorable lease arrangements and non-compete agreements, are amortized on a straight-line method over periods ranging from 3 to 40 years. Under SFAS No. 142, intangible assets determined to have indefinite lives are not amortized, but are tested for impairment at least annually. We have elected October 1 as the annual evaluation date to test for potential impairment of indefinite lived intangible assets. A relief-from-royalty model is used to determine whether the fair value of an intangible asset exceeds its carrying amount. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future levels of revenues related to the intangibles, market royalty rates for intellectual property, future tax rates and amortization related tax benefits, and discount rates. As of October 1, 2008, we assumed market royalty rates ranging from 0.5% to 2.0% of future levels of revenues and a discount rate of 11.3%. As part of the annual impairment test, the non-amortized intangible assets are reviewed to determine if the indefinite life determination remains appropriate.

We continue to believe that the disclosures provided allow a reader to assess the remaining exposure to future impairments of goodwill within our reporting units by providing the remaining goodwill balances by reporting unit, along with a sensitivity analysis as to the effect a future change in fair value could have on our reporting units. Our disclosures were intended to encompass the dynamic nature of determining the fair value of a reporting unit in a format that was meaningful to the reader of our statements. The use of a discounted cash flow analysis utilizes multiple assumptions that are interrelated and generally do not change in isolation. Therefore, we felt that including a sensitivity analysis about reasonably likely changes on individual assumptions does not convey fully whether a change could lead to additional impairments. For example, reductions in estimated future after-tax earnings could be offset by reduced levels of capital expenditures. Conversely, an increase in our weighted average cost of capital could be reflective of increased uncertainty in our markets leading to reduced estimates of future after-tax earnings that could further compound a reduction in fair value. For these reasons, we believe that providing a sensitivity analysis over the total change in fair value is a more meaningful disclosure to investors and presents the risks for future impairments in a straight-forward and easily understood manner.

* * * *

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at (440) 347-5772.

/s/ W. Scott Emerick
W. Scott Emerick
Chief Accounting Officer and Duly Authorized Signatory of The Lubrizol Corporation

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